August 13, 2024

Dane Saglio
Chief Financial Officer
Bullfrog AI Holdings, Inc.
325 Ellington Blvd., Unit 317
Gaithersburg, MD 20878

       Re: Bullfrog AI Holdings, Inc.
           Registration Statement on Form S-3
           Filed August 7, 2024
           File No. 333-281341
Dear Dane Saglio:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Arthur Marcus, Esq.